UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: May 19, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST QUARTER OF 2015

SHANGHAI, CHINA — May 19, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China today announced its unaudited financial results for the first quarter of 2015.

Starting from the fourth quarter of 2014, the Company has presented its financial results in three business segments, (i) wealth management, (ii) asset management and (iii) internet finance. To facilitate comparisons with these first quarter 2015 financial results, the Company has also presented its historical first quarter 2014 financial results in this press release according to these three business segments.

FIRST QUARTER 2015 FINANCIAL HIGHLIGHTS

•	Net revenues in the first quarter of 2015 were US$71.8 million, a 42.9% increase from the corresponding period in 2014.

(US$ millions, except percentages)	Q1 2014	Q1 2014 Segment %	Q1 2015	Q1 2015 Segment %	YoY Change
Wealth management	38.8	77.2%	54.8	76.4%	41.3%
Asset management	11.0	22.0%	15.5	21.6%	40.5%
Internet finance	0.4	0.8%	1.5	2.0%	249.3%

Total net revenues	50.3	100.0%	71.8	100.0%	42.9%

•	Income from operations in the first quarter of 2015 was US$22.8 million, a 10.1% increase from the corresponding period in 2014.

(US$ millions, except percentages)	Q1 2014	Q1 2014 Segment %	Q1 2015	Q1 2015 Segment %	YoY Change
Wealth management	15.5	75.1%	20.7	91.1%	33.4%
Asset management	5.7	27.5%	6.4	28.1%	12.7%
Internet finance	(0.5)	(2.6%)	(4.4)	(19.2%)	712.7%

Income from operations	20.7	100.0%	22.8	100.0%	10.1%

•	Net income attributable to Noah shareholders in the first quarter of 2015 was US$21.2 million, a 25.5% increase from the corresponding period in 2014.

•	Non-GAAP[1] net income attributable to Noah shareholders in the first quarter of 2015 was US$22.5 million, a 24.3% increase from the corresponding period in 2014.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

FIRST QUARTER 2015 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China.

•	The total number of registered clients as of March 31, 2015 was 74,895, consisting of 72,027 registered individual clients, 2,749 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company, a 34.9% increase since March 31, 2014.

•	The total number of active clients[2] during the first quarter of 2015 was 5,275, a 61.9% increase from the corresponding period in 2014.

•	The aggregate value of wealth management products distributed by the Company during the first quarter of 2015 was US$3.9 billion (approximately RMB24.6 billion), a 64.2% increase from the corresponding period in 2014.

	Three months ended
Product type	March 31, 2014		March 31, 2015
	(RMB in billions, except percentages)
Fixed income products	11.1	74.3%	12.2	49.5%
Private equity products	2.6	17.0%	5.4	21.9%
Secondary market equity fund products	0.9	6.2%	6.5	26.6%
Other products	0.4	2.5%	0.5	2.0%

All products	15.0	100.0%	24.6	100.0%

•	The average transaction value per client[3] in the first quarter of 2015 was US$0.8 million (approximately RMB4.7 million), a 1.4% increase from the corresponding period in 2014, reflecting a change in product mix.

•	The coverage network as of March 31, 2015 included 112 branches and sub-branches covering 64 cities, up from 94 branches and sub-branches covering 63 cities as of December 31, 2014.

•	The number of relationship managers was 834 as of March 31, 2015, up from 604 as of March 31, 2014 and 779 as of December 31, 2014.

Asset Management Business

The Company’s asset management business manages and develops financial products denominated in both Renminbi and U.S. dollars, covering real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds.

•	The total assets under management as of March 31, 2015 were US$9.4 billion (approximately RMB58.9 billion), a 53.9% increase from March 31, 2014 and an 18.5% increase from December 31, 2014.

[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during the period specified.
[3]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during the period specified.

Product type	As of December 31, 2014		Asset Growth	Asset Expiration	As of March 31, 2015
	(RMB in billions, except percentages)
Real estate funds and real estate funds of funds	31.0	62.4%	7.8	(3.7)	35.1	59.7%
Private equity funds of funds	10.4	20.9%	4.6	(0.2)	14.8	25.1%
Secondary market equity funds of funds	2.6	5.2%	2.4	(0.8)	4.2	7.1%
Other fixed income fund of funds	5.7	11.5%	0.8	(1.7)	4.8	8.1%

All products	49.7	100.0%	15.6	(6.4)	58.9	100.0%

Internet Finance Business

The Company’s internet finance business provides financial products and services through a proprietary internet finance platform to white-collar professionals in China.

•	The aggregate value of financial products distributed by the Company through its internet finance platform in the first quarter of 2015 was US$346.7 million (approximately RMB2.2 billion).

•	The total number of enterprise clients as of March 31, 2015 was 320, up from 205 as of December 31, 2014.

“We started 2015 strongly, with both revenues and net income in line with our expectations. Our transformation into a comprehensive financial services platform with both wealth and asset management capabilities is gaining momentum.” said Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer. “Revenues for the quarter increased 43% year-over-year as we continued to improve our wealth and asset management franchise and acquired a significant number of high net worth, enterprise and family office clients. We also continued to diversify our product mix. Our internet finance platform has gained substantial traction since the end of 2014, with transaction value growing beyond our expectation and our number of enterprise clients increasing by over 56%.”

Mr. Kenny Lam, Group President of Noah, said, “Demand for international asset allocation continues to expand tremendously, as we build our wealth and asset management capabilities in Hong Kong. In addition to the strategic investments for our mainland China business, we are exploring deeper partnerships with international players for our services in Hong Kong. During 2015, we will improve our IT and operating systems across Noah to support our rapid growth for the next 3 to 5 years. We are confident that these initiatives will help cement our industry position, enhance our market share and set a firm foundation for future growth.”

FIRST QUARTER 2015 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2015 were US$71.8 million, a 42.9% increase from the corresponding period in 2014, primarily due to increases in one-time commission revenues, recurring service fees and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the first quarter of 2015 were US$30.3 million, a 65.9% increase from the corresponding period in 2014, primarily due to an increase in the aggregate value of the wealth management products distributed by the Company and a shift towards products with higher average commission rates.

•	Net revenues from recurring service fees for the first quarter of 2015 were US$21.7 million, an 8.2% increase from the corresponding period in 2014, mainly due to the cumulative effect of finance products previously distributed by the Company with chargeable recurring service fees.

•	Net revenues from other service fees for the first quarter of 2015 were US$2.8 million, a 566.5% increase from the corresponding period in 2014, primarily consisting of performance-based income received for secondary equity market fund products distributed by the Company.

•	Asset Management Business

•	Net revenues from recurring service fees for the first quarter of 2015 were US$12.9 million, a 19.0% increase from the corresponding period in 2014, primarily due to the increase in assets under management by the Company.

•	Net revenues from other service fees for the first quarter of 2015 were US$2.6 million, primarily consisting of performance-based income received for managing funds of secondary equity market funds.

•	Internet Finance Business

•	Net revenues for the first quarter of 2015 were US$1.5 million. Revenue from the internet finance business was presented as other service fees in periods prior to the fourth quarter of 2014.

Operating costs and expenses

Operating costs and expenses includes compensation and benefits, selling expenses, G&A expenses, other operating expenses and government subsidies. Operating cost and expenses for the first quarter of 2015 were US$49.0 million, a 65.8% increase from the corresponding period in 2014.

•	Wealth Management Business

Operating costs and expenses for the first quarter of 2015 were US$34.1 million, a 46.6% increase from the corresponding period in 2014.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the first quarter of 2015 were US$25.1 million, a 36.4% increase from the corresponding period in 2014. In the first quarter of 2015, relationship manager compensation increased by 42.3% from the corresponding period in 2014, reflecting an increase in the aggregate value of financial products they distributed. Other compensation for the first quarter of 2015 increased by 28.4% from the corresponding period in 2014 primarily due to an increase in the number of back-office employees.

•	Selling expenses for the first quarter of 2015 were US$6.1 million, a 65.1% increase from the corresponding period in 2014, primarily due to increased general marketing expenses due to an increase in our marketing efforts, as well as increased employee expenses and consulting fees.

•	G&A expenses for the first quarter of 2015 were US$2.2 million, a 6.1% increase from the corresponding period in 2014.

•	Other operating expenses include other costs incurred directly in relation to the Company’s revenues. Other operating expenses for the first quarter of 2015 were US$0.7 million, an increase of 55.2% from the corresponding period in 2014. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received no government subsidies in the first quarter of 2015, compared to US$1.3 million in the corresponding period in 2014.

•	Asset Management Business

Operating costs and expenses for the first quarter of 2015 were US$9.1 million, a 69.9% increase from the corresponding period in 2014.

•	Compensation and benefits includes compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the first quarter of 2015 were US$6.4 million, a 26.3% increase from the corresponding period in 2014, primarily due to an increase in performance fee compensation to fund managers corresponding to the increase in performance-based income and the expansion of institutional business.

•	Selling expenses for the first quarter of 2015 were US$0.4 million, a 15.5% decrease from the corresponding period in 2014.

•	G&A expenses for the first quarter of 2015 were US$2.3 million, a 67.5% increase from the corresponding period in 2014, primarily driven by increased consulting fees and conference fees.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received no government subsidies in the first quarter of 2015, compared to US$1.5 million in the corresponding period in 2014.

•	Internet Finance Business

Operating costs and expenses represented the Company’s expenses in human resources, marketing and internet infrastructure, as well as other expenses incurred in promoting the Company’s internet finance business. Operating costs and expenses for the first quarter of 2015 were US$5.8 million, primarily consisting of compensation and benefits of US$3.8 million, selling expenses of US$0.5 million, G&A expenses of US$1.2 million and other operating expenses of US$0.3 million.

Operating Margin

Operating margin for the first quarter of 2015 was 31.7%, as compared to 41.2% for the corresponding period in 2014.

•	Wealth Management Business

Operating margin for the first quarter of 2015 was 37.8%, compared to 40.1% for the corresponding period in 2014. The decrease was mainly because the Company received no government subsidies in the first quarter of 2015, compared to government subsidies of US$1.3 million in the corresponding period in 2014.

•	Asset Management Business

Operating margin decreased to 41.2% for the first quarter of 2015 from 51.4% for the corresponding period in 2014. The decrease was primarily because the Company received no government subsidies in the first quarter of 2015, compared to government subsidies of US$1.5 million in the corresponding period in 2014.

•	Internet Finance Business

Operating loss for the first quarter of 2015 was US$4.4 million compared with US$0.5 million for the corresponding period of the prior year.

Income Tax Expenses

Income tax expenses for the first quarter of 2015 were US$6.1 million, a 9.5% increase from the corresponding period in 2014. The increase was primarily due to an increase in taxable income.

Net Income

•	Net Income

•	Net income attributable to Noah shareholders for the first quarter of 2015 was US$21.2 million, a 25.5% increase from the corresponding period in 2014.

•	Net margin for the first quarter of 2015 was 28.7%, as compared to 34.8% for the corresponding period in 2014.

•	Net income per basic and diluted ADS for the first quarter of 2015 were US$0.38 and US$0.37, respectively, as compared to US$0.30 and US$0.30, respectively, for the corresponding period in 2014.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2015 was US$22.5 million, a 24.3% increase from the corresponding period in 2014.

•	Non-GAAP net margin for the first quarter of 2015 was 31.3%, as compared to 36.0% for the corresponding period in 2014.

•	Non-GAAP net income per diluted ADS for the first quarter of 2015 was US$0.38, as compared to US$0.32 for the corresponding period in 2014.

Balance Sheet and Cash Flow

As of March 31, 2015, the Company had US$274.7 million in cash and cash equivalents, compared to US$160.6 million as of March 31, 2014 and US$282.1 million as of December 31, 2014.

Cash outflow from the Company’s operating activities during the first quarter of 2015 was US$8.6 million, primarily due to the payment of annual bonuses during the first quarter of 2015.

Cash outflow from the Company’s investing activities during the first quarter of 2015 was US$70.7 million, primarily due to an increase in investments in affiliates and short-term investments.

Cash inflow from the Company’s financing activities for the first quarter of 2015 was US$71.7 million, primarily due to the issuance of US$80 million in aggregate principal amount of convertible notes in February 2015, which was partially offset by the repayment of US$8.1 million in bank loans in the first quarter of 2015.

2015 FORECAST

The Company reiterates its estimates that non-GAAP net income attributable to Noah shareholders for the full year 2015 is expected to be in the range of US$90.0 million to US$95.0 million, an increase of 15.9% to 22.3% compared to the full year 2014. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Monday, May 18, 2015 at 8:00 pm Eastern / 5:00 pm Pacific / 8:00 am Hong Kong, Tuesday, May 19, 2015 to discuss its first quarter unaudited financial results and recent business activities. The conference call may be accessed by calling the following numbers:

Toll Free
United States	+1-888-346-8982
China	4001-201203
Hong Kong	800-905-945
Toll
International	+1-412-902-4272
Conference Title	Noah Holdings Limited First Quarter 2015 Earnings

A telephone replay will be available one hour after the call until May 26, 2015 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International). The replay access code is 10065018.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://noahwm.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. From its founding to March 31, 2015, Noah has distributed over US$33.0 billion of wealth management products. As of March 31, 2015, Noah had assets under management of US$9.4 billion.

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also manages private equity funds, real estate funds, hedge funds, and other assets through Gopher Asset Management. In addition, in the second quarter of 2014, the Company launched a proprietary internet finance platform to provide financial products and services to white-collar professionals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 834 relationship managers across 112 branches and sub-branches in 64 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 74,895 registered clients as of March 31, 2015.

Noah has won numerous awards, including Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, Forbes’ Best Potential Business in China award in 2015, Deloitte’s Technology Fast 500 Asia Pacific award in 2013, and STCN’s Best Third Party Wealth Management Company award in 2014.

For more information please visit Noah at www.noahwm.com.

Foreign Currency Translation

This release contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”). Assets and liabilities are translated at the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015, which was US$1.00 to RMB6.1990. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average of the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board for the three months ended March 31, 2015, which was US$1.00 to RMB6.2360. Translation adjustments are reported as cumulative translation adjustments and are a separate component of other comprehensive income. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at that rate or any other rate.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2015 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Noah Holdings Limited

Kevin Yang, Director of Investor Relations

Tel: +86 21 2510 0889

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	December 31, 2014	March 31, 2015
	$	$
Assets
Current assets:
Cash and cash equivalents	282,081,829	274,749,812
Restricted cash	161,171	161,316
Short-term investments	22,182,012	74,421,069
Accounts receivable, net of allowance for doubtful accounts of nil at December 31, 2014 and March 31, 2015	10,970,775	21,301,387
Loans receivable	6,932,469	7,290,450
Deferred tax assets	3,522,054	3,379,741
Amounts due from related parties	31,085,548	33,465,479
Other current assets	9,430,135	12,561,226

Total current assets	366,365,993	427,330,480
Long-term investments	9,870,939	29,881,073
Investment in affiliates	35,817,261	38,095,239
Property and equipment, net	14,852,566	15,495,178
Non-current deferred tax assets	2,262,489	2,206,652
Other non-current assets	1,930,814	2,324,841

Total Assets	431,100,062	515,333,463

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	51,649,188	34,090,116
Income tax payable	8,936,390	12,269,189
Amounts due to related parties	125,459	236
Deferred revenues	15,747,984	15,598,399
Short-term bank loans	8,058,537	—
Other current liabilities	27,134,180	30,556,280

Total current liabilities	111,651,738	92,514,220
Non-current uncertain tax position liabilities	1,793,459	1,794,380
Convertible notes	—	80,000,000
Other non-current liabilities	5,004,281	5,791,812

Total Liabilities	118,449,478	180,100,412
Equity	312,650,584	335,233,051

Total Liabilities and Equity	431,100,062	515,333,463

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,
	2014	2015	Change
	$	$
Revenues:
Third-party revenues
One-time commissions	12,147,348	19,533,896	60.8%
Recurring service fees	10,559,291	12,679,666	20.1%
Other service fees	967,963	7,060,223	629.4%

Total third-party revenues	23,674,602	39,273,785	65.9%
Related party revenues
One-time commissions	7,210,338	12,402,293	72.0%
Recurring service fees	22,141,193	23,759,761	7.3%
Other service fees	107,889	22,576	(79.1%)

Total related party revenues	29,459,420	36,184,630	22.8%
Total revenues	53,134,022	75,458,415	42.0%
Less: business taxes and related surcharges	(2,875,503)	(3,659,404)	27.3%

Net revenues	50,258,519	71,799,011	42.9%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(10,656,902)	(16,014,587)	50.3%
Performance fee compensation	—	(860,682)	0.0%
Other compensation	(13,413,956)	(18,410,072)	37.2%

Total compensation and benefits	(24,070,858)	(35,285,341)	46.6%
Selling expenses	(4,152,915)	(6,985,360)	68.2%
General and administrative expenses	(3,705,818)	(5,675,151)	53.1%
Other operating expenses	(477,320)	(1,074,384)	125.1%
Government subsidies	2,832,420	—	(100.0%)

Total operating costs and expenses	(29,574,491)	(49,020,236)	65.8%

Income from operations	20,684,028	22,778,775	10.1%

Other income:
Interest income	1,377,528	1,409,645	2.3%
Interest expenses	—	(490,536)	0.0%
Investment income	1,174,875	1,383,995	17.8%
Other income	(544,240)	124,654	(122.9%)

Total other income	2,008,163	2,427,758	20.9%

Income before taxes and loss from equity in affiliates	22,692,191	25,206,533	11.1%
Income tax expense	(5,574,108)	(6,102,929)	9.5%
Income from equity in affiliates	374,732	1,486,751	296.8%

Net income	17,492,815	20,590,355	17.7%
Less: net income (loss) attributable to non-controlling Interests	617,382	(593,848)	(196.2%)

Net income attributable to Noah shareholders	16,875,433	21,184,203	25.5%

Income per ADS, basic	0. 30	0.38	26.7%
Income per ADS, diluted	0. 30	0.37	23.3%
Margin analysis:
Operating margin	41.2%	31.7%
Net margin	34.8%	28.7%
Weighted average ADS equivalent: [1]
Basic	55,469,460	56,158,164
Diluted	56,373,757	58,816,048
ADS equivalent outstanding at end of period	55,608,001	56,201,776

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	March 31,	March 31,
	2014	2015	Change
	$	$
Net income	17,492,815	20,590,355	17.7%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(5,362,331)	338,801	(106.3%)
Fair value fluctuation of available for sale investment (after tax)	—	29,729	—

Comprehensive income	12,130,484	20,958,885	72.8%
Less: Comprehensive income (loss) attributable to non-controlling interests	315,664	(526,912)	(266.9%)

Comprehensive income attributable to Noah shareholders	11,814,820	21,485,797	81.9%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	March 31, 2014	March 31, 2015	Change
Number of registered clients	55,519	74,895	34.9%
Number of relationship managers	604	834	38.1%
Number of cities	56	64	14.3%

	Three months ended
	March 31, 2014	March 31, 2015	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	3,258	5,275	61.9%
Transaction value:
Fixed income products	11,120	12,158	9.3%
Private equity fund products	2,550	5,380	111.0%
Secondary market equity fund products	928	6,546	605.4%
Other products, including mutual fund products, and insurance products	372	502	35.1%

Total transaction value	14,970	24,586	64.2%

Average transaction value per client	4.59	4.66	1.4%

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended March 31,2014
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	$	$	$	$
Revenues:
Third-party revenues
One-time commissions	12,147,348	—	—	12,147,348
Recurring service fees	7,652,232	2,907,059	—	10,559,291
Other service fees	413,401	112,045	442,517	967,963

Total third-party revenues	20,212,981	3,019,104	442,517	23,674,602
Related party revenues
One-time commissions	7,210,338	—	—	7,210,338
Recurring service fees	13,614,131	8,527,062	—	22,141,193
Other service fees	23,441	84,448	—	107,889

Total related party revenues	20,847,910	8,611,510	—	29,459,420

Total revenues	41,060,891	11,630,614	442,517	53,134,022
Less: business taxes and related surcharges	(2,266,600)	(584,122)	(24,781)	(2,875,503)

Net revenues	38,794,291	11,046,492	417,736	50,258,519

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(10,656,902)	—	—	(10,656,902)
Other compensation	(7,736,210)	(5,038,574)	(639,172)	(13,413,956)

Total compensation and benefits	(18,393,112)	(5,038,574)	(639,172)	(24,070,858)
Selling expenses	(3,697,176)	(433,935)	(21,804)	(4,152,915)
General and administrative expenses	(2,048,102)	(1,365,095)	(292,621)	(3,705,818)
Other operating expenses	(459,829)	(17,417)	(74)	(477,320)
Government subsidies	1,345,468	1,486,952	—	2,832,420

Total operating costs and expenses	(23,252,751)	(5,368,069)	(953,671)	(29,574,491)

Income from operations	15,541,540	5,678,423	(535,935)	20,684,028

Noah Holdings Limited

Segment Condensed Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended March 31,2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	$	$	$	$
Revenues:
Third-party revenues
One-time commissions	19,533,896	—	—	19,533,896
Recurring service fees	10,297,290	2,382,376	—	12,679,666
Other service fees	2,895,761	2,722,289	1,442,173	7,060,223

Total third-party revenues	32,726,947	5,104,665	1,442,173	39,273,785
Related party revenues
One-time commissions	12,402,293	—	—	12,402,293
Recurring service fees	12,580,895	11,178,866	—	23,759,761
Other service fees	—	—	22,576	22,576

Total related party revenues	24,983,188	11,178,866	22,576	36,184,630

Total revenues	57,710,135	16,283,531	1,464,749	75,458,415
Less: business taxes and related surcharges	(2,892,158)	(761,696)	(5,550)	(3,659,404)

Net revenues	54,817,977	15,521,835	1,459,199	71,799,011

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(15,160,193)	(496,287)	(358,107)	(16,014,587)
Performance fee compensation	—	(860,682)	—	(860,682)
Other compensation	(9,933,935)	(5,006,543)	(3,469,594)	(18,410,072)

Total compensation and benefits	(25,094,128)	(6,363,512)	(3,827,701)	(35,285,341)
Selling expenses	(6,105,085)	(366,767)	(513,508)	(6,985,360)
General and administrative expenses	(2,172,912)	(2,286,942)	(1,215,297)	(5,675,151)
Other operating expenses	(713,806)	(102,291)	(258,287)	(1,074,384)

Total operating costs and expenses	(34,085,931)	(9,119,512)	(5,814,793)	(49,020,236)

Income from operations	20,732,046	6,402,323	(4,355,594)	22,778,775

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,
	2014	2015	Change
	$	$
Net margin	34.8%	28.7%
Adjusted net margin (non-GAAP)*	37.2%	30.5%
Net income attributable to Noah shareholders	16,875,433	21,184,203	25.5%
Adjustment for share-based compensation related to:
Share options	138,524	455,576	228.9%
Restricted shares	1,076,917	846,862	(21.4%)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	18,090,874	22,486,641	24.3%
Net income attributable to Noah shareholders per ADS, diluted	0.30	0.37	23.3%
Adjusted net income attributable to Noah shareholders per ADS, diluted (non-GAAP)*	0.32	0.38	18.8%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.